U.S. SECURITIES AND EXCHANGE COMMISSION

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*
   Goodrich     Jon          E.
   (Last)       (First)      (Middle)

   ------------------------------------
                (Street)

   c/o Mace Security Int'l, Inc.
   160 Benmont Ave.
   Bennington, VT   15201
   (City)    (State)    (Zip)


2. Issuer Name and Ticker or Trading Symbol
   Mace Security International, Inc. (MACE)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
   6/99


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)
   __X__ Director                      __X__ 10% Owner
   _____ Officer (give title below)    _____ Other (specify below)

   President & CEO


7. Individual or Joint/Group Filing (Check applicable line)
   __X__ Form filed by One Reporting Person
   _____ Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned


1. Title of Security (Instr. 3)
   Common Stock


2. Transaction Date
   (Month/Day/Year)
   6/9/1999


3. Transaction Code
   (Instr. 8)
   Code      V

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A) or (D)       Price
   25,000            D            1.00


5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 1,988,246


6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
   D


7. Nature of Indirect Beneficial Ownership (Instr. 4)


* If the form is filed by more than one Reporting Person see
Instruction 4 (b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


 1. Title Derivative Security (Instr. 3)


 2. Conversion or Exercise Price Of Derivative Security


 3. Transaction Date (Month/Day/Year)


 4. Transaction Code (Inst. 8)
    Code             V


 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)             (D)


 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercisable     Expiration Date


 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                    Amount or Number of Shares


 8. Price of Derivative Security (Instr. 5)


 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)


10. Ownership Form of Derivative Security: Direct (D) Indirect (I) (Instr.4)


11. Nature of Indirect Beneficial Ownership (Instr.4)


Explanation of Responses:




/s/ Jon E. Goodrich                       7/08/99
-------------------------------           ------------------
**Signature of Reporting Person           Date

*Intentional misstatements or omissions of fact constitute Federal criminal violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.